EXHIBIT 99.1

Osisko Development Responds to Third Party Disclosure

MONTREAL, Aug. 09, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. (“Osisko Development” or the “Company”) (ODV TSX.V & NYSE) responds to commentary by third parties in relation to its Tintic project.

The third parties attended at the Company's premises and interviewed Company personnel. Following the interview, Osisko Development reviewed and authorized for release an abridged version of the interview. Contrary to the Company's guidance, the third parties proceeded to release an unabridged version of the interview that includes commentary by the third parties that the Company did not authorize.

The Company is committed to the highest standards of public disclosure. The Company cautions that investors should not rely upon third party commentary in respect of the Company and its assets, and should instead rely upon disclosure made by the Company. The Tintic Project, while viewed by the Company as an exciting opportunity for further exploration with potential for development, remains as described in the public disclosure of the Company, in particular its news releases of June 10, 2022, June 28, 2022, and July 7, 2022.

The Tintic Project

For further information on Tintic, including additional production details please see the technical report on the Tintic Project, entitled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, dated June 10, 2022 (effective date of June 7, 2022), and filed at www.sedar.com under the profile of the Company.

The Company cautions that the decision to commence and continue production at the Trixie test mine at the Tintic Project in the form of small scale underground mining and batch vat leaching without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie, the Company has not based its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other properties in the USA and Mexico, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information about Osisko Development (NYSE: ODV; TSX-V:ODV), please visit www.osiskodevelopment.com or follow us on Twitter @OsiskoDev

For further information, please contact Osisko Development Corp.:
Jean Francois Lemonde VP Investor Relations jflemonde@osiskodev.com Tel: 514-299-4926

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.